Compass, Inc.

90 Fifth Avenue, 3rd Floor

New York, New York 10011

March 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Matthew Crispino, Staff Attorney Craig Wilson, Senior Advisor Laura Veator, Staff Accountant

Re:	Compass, Inc. Registration Statement on Form S-1 (File No. 333-253744) originally filed March 1, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40291) filed March 24, 2021

Requested Date: March 31, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Compass, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes James D. Evans or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or, in his absence,
Mr. Ben-Tzur at (650) 335-7613.

* * *

Sincerely,

COMPASS, INC.

By:	/s/ Brad Serwin
Brad Serwin
General Counsel and Corporate Secretary

cc:	Robert Reffkin, Chief Executive Officer

Kristen Ankerbrandt, Chief Financial Officer

Compass, Inc.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Morgan A. Sawchuk, Esq.

Michael M. Shaw, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]